FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 30, 2004

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Gyula Fazekas, Matáv IR
+36 1 457 6186
Krisztina Förhécz, Matáv IR
+36 1 457 6029
investor.relations@ln.matav.hu

Catriona Cockburn,
Citigate Dewe Rogerson
+44 (0) 207 282 2924

NEW CHIEF TECHNICAL OFFICER AT MATÁV

BUDAPEST – June 30, 2004 – Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider announces that Matáv’s Board of Directors today appointed Peter Janeck as the new Chief Technical Officer, effective July 12, 2004.

After gaining an engineering degree, Peter Janeck (55) started his career at the German Post, and has been working in telecommunications since 1983. He has accumulated considerable international experience in this period, serving, among other roles, as Chief Officer responsible for the fixed line network of the Croatian Telecom company (Hrvatski Telecom) for two years. Beginning March 2002 he was in charge of the technical infrastructure branch of T-Com, Deutsche Telekom’s fixed-line business. He will take the position of Matáv’s Chief Technical Officer and head of the Network Systems Line of Business from July 12, 2004.

Mr Janeck replaces Mr. Manfred Ohl, who left Matáv on April 30 this year to become Chief Technical Officer of Hrvatski Telecom in Croatia.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: June 30, 2004